SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                Attorneys at Law


                                                                   July 13, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, DC 20549

Attention:        Edward M. Kelly, Senior Counsel
                  Christopher B. Edwards, Special Counsel
                  Pamela A. Long, Assistant Director

         Re:      Luna Technologies International, Inc.
                  Amendment No. 1 to Registration Statement on Form SB-2 Filed May 25, 2006
                  File No. 333-133727

Ladies and Gentlemen:

         The following response addresses the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter dated June 7, 2006 relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Luna Technologies International, Inc. (the "Company"). On behalf of the Company, we respond as follows.

General

1. Provide an explanation of whether AJW Offshore or any of its affiliates are affiliates of Luna Technologies International, Inc. or Luna. In determining whether a security holder is an affiliate in PIPE transactions, such as this one, we will disregard the existence of ownership caps in the contracts between the security holder and the company. The fact that Luna is registering 24,863,789 shares on behalf of AJW Offshore and its affiliates and, according to Luna's Form I 0-QSB for the quarter ending March 31, 2006, that Luna had 20,748,398 shares of common stock outstanding on May 19, 2006, indicate that AJW Offshore and its affiliates are likely affiliates of Luna. Thus, this does not appear to be a valid secondary offering that can be registered as a continuous and delayed offering under Rule 415. Please advise.

                                      SRFF
             1065 Avenue of thr Americas | New York, New York 10018
                 T 212 930 9700 | F 212 930 9725 | www.SRFF.com

Response:

         We respectfully disagree with the foregoing comment. The AJW entities are not affiliates of Luna and cannot be considered affiliates of Luna Technologies International, Inc. (the "Company"). As defined in Rule 144 as promulgated pursuant to the Securities Act of 1933, as amended, "an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer." The AJW entities neither control nor are under common control with the Company. They do not participate in the Company's management, either directly or indirectly, have no power to control the policies of the Company and are merely holders of Notes and warrants issued by the Company. Further, the actual number of shares issued upon conversion of the Notes will depend upon the market price of the Company's common stock at the time of the conversion. The number could be substantially less or greater than the estimate included in the SB-2. Second, the Notes may never be converted and the warrants may never be exercised. The determination to convert the Notes will depend on numerous factors which cannot be determined at the present time. The debentures may in fact be repaid in cash. The exercise of the warrants will also depend on market factors and other variables.

         The Notes and Warrant Agreements issued by the Company to each of the AJW entities clearly prohibits the issuance of shares of the Company which would result in ownership of the holder and its affiliates of more than 4.99% of the outstanding shares of the Company. We are uncertain as to why the Commission would choose to ignore the ownership caps contained in the Agreement which was negotiated and executed by the parties. The cap on the investors' ownership is a material and valid term of the parties' agreement, and one which the Courts have found to be effective to limit beneficial ownership. To disregard the cap appears to be arbitrary. Moreover, in practical terms the 4.99% limitation is a very real limitation. In most offerings of this type the investor never exceeds the 4.99% limitation, but rather sells the converted shares into the market before receiving additional shares. Based on this practice, the investor never effectively controls more than 4.99% of the Company's outstanding common stock and never exercises any control over the Company through voting power, management or otherwise. The entire concept of an affiliate is one who controls the issuer or has access to information to which others are not privy. Since the AJW affiliates cannot control the Company through management or ownership, and section 2(d) of the purchase agreement between the Company and the AJW affiliates strictly prohibits the disclosure of non-public information to the AJW affiliates (unless such disclosure is then afforded to the public markets), we do not believe there is any indicia of affiliation between the AJW affiliates and the Company.

         In addition, in accordance with our conversation with the Staff, we are reducing the number of shares being registered and believe this offering is a valid secondary offering by bonafide selling security holders. Accordingly, we are also filing herewith a request for acceleration of the registration statement's effectiveness.

                                      SRFF
             1065 Avenue of thr Americas | New York, New York 10018
                 T 212 930 9700 | F 212 930 9725 | www.SRFF.com

Risk Factors, page 6

2. Refer to prior comment 3. As requested previously, expand the fourth risk factor to quantify exchange losses, if any, during the periods presented in the financial statements.

Response:

         We have revised the fourth risk factor in accordance with your comment. See page 5 of the Registration Statement.


         We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.

                                                       Very truly yours,

                                                       /s/ Marcelle S. Balcombe

                                                       Marcelle S. Balcombe







                                      SRFF
             1065 Avenue of thr Americas | New York, New York 10018
                 T 212 930 9700 | F 212 930 9725 | www.SRFF.com